Exhibit 99.1

Press release

WiLAN Announces Filing of Form 40-F

OTTAWA, Canada – February 2, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced that it has filed its Form 40-F with the U.S. Securities and Exchange Commission.  A copy of the Form 40‑F is available on the WiLAN website at www.wilan.com.

WiLAN shareholders may request a printed copy of the complete audited financial statements, free of charge by emailing WiLAN investor relations at ir@wilan.com or by regular mail at Investor Relations, Wi-LAN Inc., 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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